Exhibit 99.70

PRESS RELEASE

For Immediate release

NuRAN Restores Sites in Ghana and Resumes Network Deployment Activities in the Democratic Republic of the Congo

Quebec, QC, Canada – December 22nd, 2025 – NuRAN Wireless Inc. (“NuRAN” or the "Company") (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), a leading supplier of mobile and broadband wireless infrastructure solutions, is pleased to provide an operational update on its network activities in Ghana and the Democratic Republic of the Congo (“DRC”).

As previously mentioned in the press release dated September 2, 2025, ongoing initiatives such as the Cameroon rollout, relocation of low-traffic sites in the DRC, resumption of operations in Ghana following the MOU, new country deployments, and 3G network expansion remain actively underway.

In Ghana, NuRAN has successfully restored all seven (7) sites, bringing them fully back on air. This milestone ensures the continuity of mobile services and reinforces network reliability for the communities served.

While site deployment in Cameroon is ongoing, site relocation activities in the DRC have resumed, with a new site successfully relocated and integrated into the network. Additional site relocations are currently underway and are expected to come online in the coming days as deployment activities accelerate.

As announced concurrently with the Cygnum drawdown, the Company is actively working toward the deployment of 50 additional sites. Combined with the ongoing Cameroon rollout and the DRC relocation program, these 50 additional sites are targeted for activation to unlock the final drawdown of USD 450,000.

About NuRAN Wireless:

NuRAN Wireless is a leading rural telecommunications company that meets the growing demand for wireless network coverage in remote and rural regions around the globe. With its affordable and innovative scalable solutions of 2G, 3G, and 4G technologies, NuRAN Wireless offers a new possibility for more than one billion people to communicate effectively over long distances efficiently and affordably. “Bridging the Digital Divide, One Connection at a Time.”

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Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Frank Candido

Investor relations

Frank.candido@nuranwireless.com

Tel: (514) 969-5530

Neither the Canadian Securities Exchange nor its Market Regulator (as defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This news release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as “expects”, “is expected”, “anticipates”, “intends”, “believes”, or variations of such words and phrases, or by statements that certain actions, events or results “may” or “will” be taken, occur or be achieved. Forward-looking statements include, but are not limited to, statements relating to the restoration and continued operation of network sites in Ghana, the resumption and timing of deployment activities in the Democratic Republic of the Congo, the successful commissioning of additional sites in the coming days, the performance, reliability and sustainability of the restored and newly deployed infrastructure, and the Company’s ability to execute its deployment plans in accordance with its operational objectives.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Such risks and uncertainties include, but are not limited to, risks relating to the Company’s ability to maintain and operate restored sites, complete additional site deployments within anticipated timelines, secure access to sites and infrastructure, manage logistics and supply chains, obtain and maintain required permits and regulatory approvals, operate in remote or challenging environments, retain key personnel, manage relationships with local partners and mobile network operators, and comply with applicable local laws and regulations. Additional risks include general economic conditions, political and security conditions in the regions of operation, foreign exchange fluctuations, access to capital and financing, and risks related to the Company’s operations in Africa.

Accordingly, readers should not place undue reliance on forward-looking statements. Other factors which could materially affect such forward-looking information are described in the risk factors in the Company’s most recent annual management.

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